September 26, 2024

Julie Masino
President and Chief Executive Officer
Cracker Barrel Old Country Store, Inc.
305 Hartmann Drive
Lebanon, Tennessee

       Re: Cracker Barrel Old Country Store, Inc.
           Schedule 14A filed September 18, 2024
           File No. 001-25225
Dear Julie Masino:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule 14A filed September 18, 2024
General

1. Please ensure that, pursuant to Item 7(b) of Schedule 14A, the filing includes disclosure fully responsive to Item 407 of Regulation S-K. For example, please disclose who recommended Mr. Garratt and Ms. Henry to the Board of Directors (see
Item
       407(c)(2)(vii) of Regulation S-K and Question 133.03 under the staff's Regulation S-K
       Compliance and Disclosure Interpretations).
2. We note that Biglari appears to have withdrawn its nominations of Ms. Atkinson and Ms.
       Frymire. Accordingly, please remove Ms. Atkinson and Ms. Frymire from the proxy card.
3. We note that your employees may solicit proxies. Please provide the disclosure required by Item 4(b)(2) of Schedule 14A.

Voting Matters, page 4
 September 26, 2024
Page 2

4.     We note your disclosure on page five that    broker non-votes also will
be counted for
       purposes of establishing a quorum.    However, you state on page six
that    [b]ecause
       Biglari has initiated a proxy contest, it is likely that none of the proposals at the Annual
       Meeting is considered a routine matter, and, therefore, your shares will not be voted on any matter unless you instruct your brokerage firm to vote in a timely
manner.    In this
       respect, it is our understanding that brokers may exercise discretionary authority on routine matters if they do not receive soliciting materials from the dissident. Please clarify
       (i) that discretionary authority may exist to the extent brokers do not receive soliciting materials from the dissident, and (ii) that, aside from the limited circumstances in which broker non-votes may arise, unvoted/uninstructed shares of Company common stock will not count for purposes of attaining a quorum.
5.     Refer to your disclosure on page six that abstentions and broker
non-votes    will not be
       counted as votes cast either in favor of or against a particular proposal, except in the
       limited circumstances outlined above    (emphasis added). Please clarify
such    limited
       circumstances."
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Blake Grady at 202-551-8573.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions